UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
VIAAS Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    3/21/2017

Physical address of issuer
480 E. McGlincy Lane, Campbell CA 95008

Website of issuer
https://viaas.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Seed Series Preferred Stock

Target number of Securities to be offered
23,758

Price (or method for determining price)
$1.0523

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 21, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$544,190	$0
Cash & Cash Equivalents	$251,004	$0
Accounts Receivable	$101,491	$0
Short-term Debt	$955,473	$0
Long-term Debt	$0	$0
Revenues/Sales	$701,455	$0
Cost of Goods Sold	$219,599	$0
Taxes Paid	$0	$0
Net Income	$(430,823)	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 2, 2018

VIAAS Inc.



Up to $1,070,000 of Preferred Stock

VIAAS Inc. ("VIAAS", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Seed Series Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 21, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by December 21, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 21, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.viaas.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/viaas

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

VIAAS Inc. is a Delaware C-Corporation, formed on March 21, 2017.

The Company is located at 480 E. McGlincy Lane, Campbell CA 95008.

The Company's website is https://viaas.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/viaas and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$1.0523
Minimum investment amount per investor	$1,000
Offering deadline	December 21, 2018
Use of proceeds	See the description of the use of proceeds on page2 16-17 hereof.
Voting Rights	See the description of the voting rights on pages 14, 18 and 20-23.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company's market is competitive and additional competitors have appeared in the last two years. The Company, therefore, may face pricing pressure in obtaining and retaining their clients. The Company's does not have formal contracts with clients instead clients sign purchase orders for hardware that are fulfilled and subscriptions for the cloud software product. Their clients may be able to seek price reductions and other more favorable terms when they issue new purchase orders, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in expected revenue could result in an adverse effect on their business and results of operations because of its affect on the Company's spending and budgeting plans as well as the risk of reduction of overall revenue. If they are not successful in achieving a high rate of client renewals of service plans on favorable terms, their business and results of operations could be adversely affected.

The Company depends on the performance of distributor, carriers and other resellers. The Company distributes its products through a distributor, and resellers, many of whom distribute products from competing manufacturers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. The Company has invested and will continue to invest in programs to enhance reseller sales, including improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $430,823 from its inception through December 31, 2018 Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

The Company's cash position is relatively weak. The Company currently has only $82,000 in cash balances as of August, 2018. This equates to 2-3 months of runway. The Company believes that it is able to continue extracting cash from sales and accounts receivable to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product participating in extended product evaluations and configuring the product to customer-specific needs. Long sales cycles may require the Company to incur higher sales and marketing expenses relative to volume of sales with no assurance that additional or increased sales will result, which could adversely affect its profitability. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed. In addition, the Company's results of operations may fluctuate, in part, because of the length and variability of the sales cycle.

The Company depends on a limited number of vendors for its hardware. We obtain these materials from a limited number of vendors, including a single source for our cameras, some of which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability. Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our solutions is sophisticated and complex, and the process for designing, development and testing our solutions is challenging. Occasionally, our design and development processes or hardware that we resell may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The Company relies heavily on our technology and intellectual property, but we may not be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of customers and to offer products that appeal to customer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in customer preferences. If we do not accurately predict which shifts in customer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of customer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We collect, store, process and use our customers' and other's personally identifiable information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, information security and data protection. Any cybersecurity breaches or our actual or perceived failure to comply with such legal obligations by us, or by our third-party service providers or partners, could harm our business. We collect, store, process and use our customers' and others personally identifiable information and other data, and we rely on third parties that are not directly under our control to do so as well. While we take measures intended to protect the security, integrity and confidentiality of the personal information and other sensitive information we collect, store or transmit, we cannot guarantee that inadvertent or unauthorized use or disclosure will not occur, or that third parties will not gain unauthorized access to this information. If we were to experience a breach, disruption or failure of systems compromising our customers' data, our brand and reputation could be adversely affected, use of our products could decrease and we could be exposed to a risk of loss, litigation and regulatory proceedings. Depending on the nature of the information compromised in a data breach, disruption or other unauthorized access to our customers' data, we may also have obligations to notify customers about the incident and we may need to provide some form of remedy for the individuals affected. Such breach notification laws continue to develop and may be inconsistent across jurisdictions. Complying with these obligations could cause us to incur substantial costs and negative publicity. While we maintain insurance coverage that is designed to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise in the event we experience a security breach.

Data protection laws may be interpreted and applied inconsistently from country to country, and often impose requirements that are inconsistent with one another. In addition, because various jurisdictions have different laws and regulations concerning the use, storage and transmission of such information, we may face complex and varied compliance requirements in existing markets as well as in new international markets that we seek to enter. Such laws and regulations, and the variation between jurisdictions, could subject us to elevated costs of security measures, liabilities or negative publicity that could adversely affect our business.

Regulatory scrutiny of privacy, data collection, use of data and data protection is intensifying globally, and the personal information and other data we collect, store, process and use is increasingly subject to legislation and regulations in numerous jurisdictions around the world, especially in Europe. These laws often develop in ways we cannot predict and may materially increase our cost of doing business, particularly as we expand the nature and types of products we offer. We are closely monitoring regulatory developments in this area, any actual or perceived failure by us to comply with any regulatory requirements or orders or other domestic or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against us by governmental entities or others (e.g. class action litigation), subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and adversely affect our business.

In addition, we may be or become subject to data localization laws mandating that data collected in a foreign country be processed and stored only within that country. Russia adopted such a law in 2014, and it is expected that China will do so as well. If China or another country in which we have customers were to adopt a data localization law, we could be required to expand our data storage facilities there or build new ones in order to comply. The expenditure this would require, as well as costs of compliance generally, could harm our financial condition.

We must comply with extensive regulatory requirements, and the cost of such compliance, and any failure to comply, may adversely affect our business, financial condition and results of operations. In our current business and as we expand into new markets and product categories, we must comply with a wide variety of laws, regulations, standards and other requirements governing, among other things, electrical safety, wireless emissions, health and safety, e-commerce, consumer protection, export and import requirements, product-related energy consumption, packaging, recycling and environmental matters. Compliance with these laws, regulations, standards and other requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Our products may require regulatory approvals or satisfaction of other regulatory concerns in the various jurisdictions in which they are manufactured, sold or both. These requirements create procurement and design challenges that require us to incur additional costs identifying suppliers and manufacturers who can obtain and produce compliant materials, parts and products. Failure to comply with such requirements can subject us to liability, additional costs and reputational harm and, in extreme cases, force us to recall products or prevent us from selling our products in certain jurisdictions. If there is a new regulation, or change to an existing regulation, that significantly increases our costs of manufacturing or causes us to significantly alter the way that we manufacture our products, this would have a material adverse effect on our business, financial condition and results of operations. Additionally, while we have implemented policies and procedures designed to ensure compliance with applicable laws and regulations, there can be no assurance that our employees, contractors and agents will not violate such laws and regulations or our policies and procedures.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and customer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results

A significant disruption in our websites, servers or information technology systems, or those of our third-party partners, or flaws or other vulnerabilities in our products, could impair our customers' viewing experience or otherwise adversely affect our customers, damage our reputation and harm our business.
As a customer electronics company, our website and mobile app are important presentations of our business, identity and brand, and an important means of interacting with, and providing information to, consumers of our products. We depend on our servers and centralized information technology systems, and those of third parties, for product functionality and to store intellectual property, forecast our business, maintain financial records, manage operations and inventory and operate other critical functions. Accordingly, we rely heavily on the accuracy, capacity and security of both our information technology systems and those of third parties. We allocate significant resources to maintaining our information technology systems and deploying network security, data encryption, training and other measures to protect against unauthorized access or misuse. Nevertheless, our websites and information technology systems, and those of the third parties we rely on, are susceptible to damage, disruptions or shutdowns due to power outages, hardware failures, structural or operational failures, computer viruses, hacking attacks, telecommunication failures, user error, malfeasance, system upgrades, integration or migration, and other foreseeable and unforeseeable events. All of our products are connected to the internet and receive periodic software updates from our servers and it is possible that such servers could be compromised, resulting in the delivery of malicious code, severely hampering product functionality. System failures and disruptions could impede the manufacturing and shipping of products, delivery of online services, functionality of our products, transactions processing and financial reporting, and could result in the loss of intellectual property or data, require substantial repair costs and damage our reputation and business relationships. Such failures and disruptions could therefore adversely affect our reputation, competitive position, financial condition and results of operations.

For example, we use Amazon Web Services, or AWS, to maintain the interconnectivity of our mobile app to our servers and those of the streaming services that our customers access to enjoy our products. Our brand, reputation and ability to retain and attract new customers depend on the reliable performance of our technology and cloud-based content delivery. Because AWS runs its own platform that we access, we are vulnerable to both system-wide and VIAAS-specific service outages at AWS. Our access to AWS' infrastructure could be limited by a number of potential causes, including technical failures, natural disasters, fraud or security attacks that we cannot predict or prevent. If we were to experience an AWS service interruption, or if the security of the AWS infrastructure were compromised or believed to have been compromised, our ability to serve our customers and our reputation with current and potential customers would be negatively impacted.

Additionally, our products may contain flaws that make them susceptible to unauthorized access or use. While we devote significant resources to address and eliminate flaws and other vulnerabilities in our products, there can be no assurance that our products will not be compromised in the future. Any such flaws or vulnerabilities, whether actual or merely potential, could harm our reputation, competitive position, financial condition and results of operations.

Changes in how network operators manage data that travel across their networks or in net neutrality rules could harm our business. Our business relies in part upon the ability of consumers to access high-quality streaming content through the internet. As a result, the growth of our business depends partially on our customers' ability to obtain low-cost, high-speed internet access, which relies in part on network operators' continued willingness to upgrade and maintain their equipment as needed to sustain a robust internet infrastructure, as well as their continued willingness to preserve the open and interconnected nature of the internet. We exercise no control over network operators, which makes us vulnerable to any errors, interruptions or delays in their operations. Any material disruption in internet services could harm our business.

To the extent that the number of internet users continues to increase, network congestion could adversely affect the reliability of our platform. We may also face increased costs of doing business if network operators engage in discriminatory practices with respect to streamed video content in an effort to monetize access to their networks by users. In the past, internet service providers, or ISPs, have attempted to implement usage-based pricing, bandwidth caps and traffic shaping or throttling. To the extent network operators create tiers of internet access service and charge our customers in direct relation to their consumption of audio and video content, our ability to attract and retain customers could be impaired, which would harm our business.

On December 14, 2017, the Federal Communications Commission announced that it was repealing the net neutrality rules adopted in 2015. Net neutrality rules were designed to ensure that all online content is treated the same by ISPs and other companies that provide broadband services. The repeal of the net neutrality rules could force us to incur greater operating expenses, cause our streaming partners to seek to shift costs to us or result in a decrease in the streaming-based usage of our platform by our customers, any of which would harm our results of operations.

Product quality issues and a higher-than-expected number of warranty claims or returns could harm our business and operating results. The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the hardware and software we sell, which could result in product recalls, product redesign efforts, loss of revenue, reputational damage and significant warranty and other remediation expenses. Any such defect could result in harm to property or in personal injury. If we determine that a product does not meet product quality standards or may contain a defect, the launch of such product could be delayed until we remedy the quality issue or defect. The costs associated with any protracted delay necessary to remedy a quality issue or defect in a new product could be substantial.

We generally provide a one-year warranty on all of our products. The occurrence of any material defects in our products could expose us to liability for damages and warranty claims in excess of our current reserves, and we could incur significant costs to correct any defects, warranty claims or other problems. In addition, if any of our product designs are defective or are alleged to be defective, we may be required to participate in a recall campaign. In part due to the terms of our warranty policy, any failure rate of our products that exceeds our expectations may result in unanticipated losses. Any negative publicity related to the perceived quality of our products could affect our brand image and decrease retailer, distributor and consumer confidence and demand, which could adversely affect our operating results and financial condition. Further, accidental damage coverage and extended warranties are regulated in the United States at the state level and are treated differently within each state. Additionally, outside the United States, regulations for extended warranties and accidental damage vary from country to country. Changes in interpretation of the regulations concerning extended warranties and accidental damage coverage on a federal, state, local or international level may cause us to incur costs or have additional regulatory requirements to meet in the future in order to continue to offer our support services. Our failure to comply with past, present and future similar laws could result in reduced sales of our products, reputational damage, penalties and other sanctions, which could harm our business and financial condition.

Natural disasters, geopolitical unrest, war, terrorism, public health issues or other catastrophic events could disrupt the supply, delivery or demand of products, which could negatively affect our operations and performance. We are subject to the risk of disruption by earthquakes, floods and other natural disasters, fire, power shortages, geopolitical unrest, war, terrorist attacks and other hostile acts, public health issues, epidemics or pandemics and other events beyond our control and the control of the third parties on which we depend. Any of these catastrophic events, whether in the United States or abroad, may have a strong negative impact on the global economy, us, our contract manufacturer or our suppliers or customers, and could decrease demand for our products, create delays and inefficiencies in our supply chain and make it difficult or impossible for us to deliver products to our customers. Further, our headquarters are located in Campbell, California, in a seismically active region. Any catastrophic event that occurred near our headquarters could impose significant damage to our ability to conduct our business and could require substantial recovery time, which could have an adverse effect on our business, operating results and financial condition.

The loss of one or more of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could harm our business. We depend on the continued services and performance of our key personnel. The loss of key personnel, including key members of management as well as our product development, marketing, sales and technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business. In addition, the loss of key personnel in our finance and accounting departments could harm our internal controls, financial reporting capability and capacity to forecast and plan for future growth.

As we become a more mature company, we may find our recruiting efforts more challenging. The equity incentives we currently use to attract, retain and motivate employees may not be as effective as in the past. In particular, we rely heavily on equity incentives to attract and retain employees, and if the value of the underlying common stock does not grow commensurate with expectations, we may not be able to effectively recruit new employees and we may risk losing existing employees. If we do not succeed in attracting, hiring and integrating high-quality personnel, or in retaining and motivating existing personnel, we may be unable to grow effectively and our financial condition may be harmed.

The CEO, Matthew James Connolly, owns 95% of the Company and could exhibit significant control and influence over the ongoing operations. As a result, he is solely responsible for making critical decisions for the Company, such as whether to raise money and whether to enter into important strategic transactions. Matthew has the ability to control the outcome of all matters submitted to the Company for approval, including the election, removal, and replacement of Directors, and any merger, consolidation, or sale of all or substantially all of the Company's assets.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the Company has incurred losses from inception of approximately $430,823 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company currently has approximately $38,000 in secured debt as of November 1, 2018. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is personally guaranteed by the Founder, Matthew Connolly. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

Risks Related to the Securities

The Seed Series Preferred Stock will not be freely tradable. Although the Seed Series Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Seed Series Preferred Stock. Because the Seed Series Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Seed Series Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Seed Series Preferred Stock may also adversely affect the price that you might be able to obtain for the Seed Series Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's CEO and founder owns 95% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, He may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. He may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Seed Series Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Seed Series Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

VIAAS is an integrated cloud-based video surveillance service provider, selling turn-key solutions to commercial customers (SMB to Enterprise) through channel partners, VARs, and systems integrators. VIAAS Video Surveillance as a Service (VSaaS) was launched in 2008 under Barracuda Networks ownership and was spun out as a new corporation (VIAAS, Inc.) in June 2017. With 10 years of experience, VIAAS is among the top VSaaS solutions in the market and holds 3 issued U.S. patents.

Traditional "CCTV" and surveillance systems have not kept up with the shift to cloud-based solutions. VIAAS is a true cloud commercial video surveillance solution, and has taken video surveillance to a new level in terms of scalability, ease of deployment, and secure cloud video storage. Simply stated, VIAAS delivers performance and value to our customers.

Video Surveillance as a Service (VSaaS) is growing at more than 22% CAGR and VIAAS believes it is well positioned to capture significant market share. The VSaaS market is projected to grow to nearly $6B by 2022. To date, VIAAS has delivered thousands of cameras to hundreds of SMB, education, government and enterprise customers throughout the U.S., Canada, and Mexico. As a VSaaS provider, VIAAS generates recurring revenue on service plans, often with gross margins greater than 80%. Many customers stay with VIAAS for many years, often adding cameras and service plans along the way. The demand for commercial video surveillance is on the rise. VIAAS believes it will capture a significant piece of that market.

Business Plan

VIAAS delivers a complete, end-to-end video surveillance solution targeted to commercial, education, and government customers. The company offers three camera models built with our patented cloud-connectivity and Bandwidth Shaping technology, and five service plans that can be mixed/matched to meet each customer's needs.

VIAAS cameras are engineered to be plug-and-play, making setup quick and easy. Each camera contains VIAAS patented technology that enables the cameras to connect directly to the VIAAS Secure Cloud without network configuration, VMS software, or other complications. All our cameras are indoor/outdoor rated, weather, and vandal resistant.

At the center of the VIAAS video surveillance solution is our patented Bandwidth Shaping technology that allows cameras to move video from customers' premises to the VIAAS Secure Cloud efficiently. From initial setup to deployment of hundreds of cameras, VIAAS operates behind the scenes, with little or no impact on customer broadband during normal operating hours. Recorded video and live streaming are available for viewing whether the user is on site or not. The entire solution was engineered to be efficient, effective, and intuitive.

The VIAAS service is browser-based, and does not require specialized software. Use any modern web browser or the VIAAS mobile app to view cameras and recorded events remotely. The beauty of VIAAS is its scalability. Customers can have as many cameras at as many locations as they like, and manage them on a single platform with no other hardware needed.

The Company's Products and/or Services

Product / Service	Description	Current Market
VSaaS	Video Surveillance as a Service	U.S., Canada and Mexico

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are commercial entities in the U.S., Canada, and Mexico interested in surveillance systems for their commercial spaces.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87632430	Providing temporary use of non-downloadable cloud-based software for storing, organizing, sorting, and managing surveillance videos, monitoring audio and video data, and other security related data	PREPARE. PROTECT. PREVENT.	October 3, 2017	1A	United States
87632188	Camera hardware systems for IP (Internet protocol) video surveillance; Cameras; Digital cameras; Digital video cameras	VIAAS	October 3, 2017	1A	United States

Patents and Provisional Patent Applications

Patent No.	Description	File Date	Granted Date	Country
9472069	Detecting, Recording, Encrypting and Uploading Representations of Events of Interest Via a Single Point of Recordation Terminal (PORT)	11/01/2012	10/18/2016	United States
8558888	A Bandwidth Shaping Client to Capture, Transform, Cache, and Upload Images From a Remote Point of Recordation to a Network Service	2/27/2009	10/15/2013	United States
8194174	Internet-Based Camera Focusing Method and Apparatus	7/29/2009	6/5/2012	United States

Litigation

None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.3% of the proceeds, or $36,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Sales and Marketing	50%	50%	50%
Inventory	25%	25%	25%
Operating Capital	25%	25%	25%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Matthew James Connolly	Director, President and CEO (06/2017 – Present)	- President and CEO, VIAAS, June 2017-present: All aspects of executive management and governance. - Director of Sales, CudaCam, November 2012 - May 2017: Led video surveillance product development, product marketing and product sales within Barracuda's Emerging Products division.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees in California and 1 employee in Oregon.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	5,467,500	Yes	N/A	100%	_____

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Paypal	$38,000	$7,001.80 total interest. 26 weekly payments of $4,115.45	Weekly	All assets of the company	N/A	Personally Guaranteed

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Matthew James Connolly 95%. Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Matthew James Connolly	Common Stock	95%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

VIAAS Inc. (a Delaware C-Corporation) is an integrated cloud-based video surveillance service provider, selling turn-key solutions to commercial customers through channel partners, VARs, and system integrators. VIAAS video surveillance as a service (VSaaS) was launched in 2008 under Barracuda Networks ownership and was spun out as a new corporation (VIAAS Inc.) in March 2017. The Company incorporated in 2017 and is headquartered in Campbell, California.

From inception to the Financial Year End, 2017, VIAAS recognized $701,455 in revenue, which cost $219,599 to produce, resulting in gross income of $481,856. Their total operating expenses for 2017 were $913,164, resulting in a total net loss of $430,823.

As of December 31, 2017, the Company had not yet commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $83,000 in cash on hand as of July 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $6,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Seed Series Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Seed Series Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company
Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Seed Series Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None

Seed Series Preferred Stock

Dividend Rights
Holders of Seed Series Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Seed Series Preferred Stock is outstanding, holders of Seed Series Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Seed Series Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Seed Series Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Seed Series Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Seed Series Preferred Stock.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Seed Series Preferred Stock will be entitled to receive the greater of 1.0 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Seed Series Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Seed Series Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Seed Series Preferred Stock Investment Agreement
Under the Seed Series Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Seed Series Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Seed Series Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Seed Series Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Seed Series Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Seed Series Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Seed Series Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
● In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
● In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
● In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Seed Series Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During 2017, there was a shareholder advance in the amount of $15,054. This advance is non-interest bearing.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION
Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Seed Series Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment
What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Matthew James Connolly
_____
(Signature)

Matthew James Connolly
_____
(Name)

Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Matthew James Connolly
_____
(Signature)

Matthew James Connolly
_____
(Name)

Director
_____
(Title)

11/2/2018
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

VIAAS Inc.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the period of March 21, 2017 (inception) to December 31, 2017

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of
VIAAS, Inc.
Campbell, California

We have reviewed the accompanying financial statements of VIAAS, Inc. ("the Company"), which comprise the balance sheet as of December 31, 2017 and the related statements of operations, stockholders' equity, and cash flows for the period of March 21, 2017 (inception) to December 31, 2017 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 4 of the financial statements, the Company relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

October 25, 2018

VIAAS Inc.
Balance Sheet
December 31, 2017
(unaudited)

Assets		December 31, 2017
Current Assets		
Cash	$	251,004
Accounts Receivable		101,491
Inventory		171,910
Related Party Receivable		15,054
Other Current Assets		4,731
Total Current Assets		544,190
Total Assets	$	544,190
Liabilities		
Current liabilities		
Accounts payable	$	153,031
Credit Cards		21,817
Deferred Revenue		780,625
Total Current Liabilities		955,473
Total Liabilities		955,473
Commitments & Contingencies		-
Stockholders' Equity		
Common stock, $.0001 par value; 10,000,000 shares authorized; 5,440,000 issued and outstanding at December 31, 2017		544
Additional paid-in capital		18,996
Accumulated Deficit		(430,823)
Total Shareholders' Equity		(411,283)
Total Liabilities and Stockholders' Equity	$	544,190

See accompanying independent accountants' review report and notes to the financial statements.

3

VIAAS Inc.
Statement of Operations
For the period of March 21, 2017 (inception) to December 31, 2017
(unaudited)

	For the period of March 21, 2017 (inception) to December 31, 2017
Revenue	$ 701,455
Cost of goods sold	219,599
Gross income	481,856
Operating expenses	
General & Administrative Expense	48,544
Salaries & Wages	740,442
Professional Fees	124,178
Total Operating Expenses	$ 913,164
Other income (expense)	
Other Income	485
Net Income (Loss)	$ (430,823)

See accompanying independent accountants' review report and notes to the financial statements.

4

VIAAS Inc.

Statement of Stockholders' Equity

For the period of March 21, 2017 (inception) to December 31, 2017

(unaudited)

| | Common Shares | | Additional Paid In Capital | Accumulated Deficit | Total Shareholders' Equity |
	Shares	Amount			
Balance - March 21, 2017	- $	- $	- $	- $	- $
Capital Contribution			14,640		14,640
Shares issued for services	5,440,000	544	4,356		4,900
Net income				(430,823)	(430,823)
Balance - December 31, 2017	**5,440,000** $	**544** $	**18,996** $	**(430,823)** $	**(411,283)**

See accompanying independent accountants' review report and notes to the financial statements.

5

VIAAS Inc.

Statement of Cash Flows

For the period of March 21, 2017 (inception) to December 31, 2017

(unaudited)

	For the period of March 21, 2017 (inception) to December 31, 2017
Cash flows from operating activities	
Net Income (Loss)	$ (430,823)
Change in assets and liabilities	
Inventory	(171,910)
Accounts Receivable	(106,222)
Related Party Receivable	(15,054)
Accounts Payable	153,031
Credit Cards	21,817
Deferred Revenue	780,625
Net cash (used) provided by operating activities	231,464
Cash flows from financing activities:	
Shares issued for services	4,900
Capital Contribution	14,640
Net cash (used) provided by financing activities	19,540
Net increase (decrease) in cash	251,004
Cash at beginning of period	-
Cash at end of period	$ 251,004
Supplemental Cash Flow Disclosure:	
Income Taxes paid	$ -
Interest Paid	$ -

For the period of March 21, 2017 (inception) to December 31, 2017

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

VIAAS Inc. (a Delaware C-Corporation) is an integrated cloud-based video surveillance service provider, selling turn-key solutions to commercial customers through channel partners, VARs, and system integrators. VIAAS video surveillance as a service (VSaaS) was launched in 2008 under Barracuda Networks ownership and was spun out as a new corporation (VIAAS Inc.) in March 2017.

The Company incorporated in 2017 and is headquartered in Campbell, California.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising & marketing costs

The Company's advertising and marketing costs are expensed as incurred. The Company recognized $8,341 in advertising and marketing costs for the period ended December 31, 2017.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

For the period of March 21, 2017 (inception) to December 31, 2017

Revenue Recognition

The Company recognizes revenue from the sale of its products when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when products are sold and received, net of any applicable discounts.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the date of the return, and the State of California. The year open for examination is 2017.

The Company currently has a tax net operating loss (NOL) of $430,823 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. The Company had $251,004 in cash as of December 31, 2017.

Inventories

Inventory items are stated at the lower of cost or market and the average cost of invoice valuation method is used. If appropriate, the Company maintains a reserve for obsolete inventory. As of December 31, 2017, no reserve for obsolescence was recorded. The inventory balance at December 31, 2017 was $171,910 and consists of finished goods.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – RELATED PARTY TRANSACTIONS

During 2017, there was a shareholder advance in the amount of $15,054. This advance is non-interest bearing.

NOTE 3 – STOCKHOLDERS' EQUITY

At inception, the Company authorized 10,000,000 shares of common stock with a par value of $0.0001. There were 5,000,000 founders shares issued to the officer of the Company. In June of 2017, the Company entered into an agreement wherein the Company issued 440,000 shares of common stock to employees for services. The agreement contained a repurchase of shares option.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

For the period of March 21, 2017 (inception) to December 31, 2017

The Company has incurred losses from inception of approximately $430,823 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 25, 2018, the date on which the financial statements were available to be issued, and has not identified any events that would be required for disclosure other than as listed below.

During 2018, three employees resigned and forfeited a total of 90,000 shares. The Company repurchased the shares.

In April 2018, the Company entered into an agreement with certain employees for voluntary wage reduction in exchange for restricted stock to be issued in September.

In June 2018, the Company entered into a $100,000 loan with PayPal at 7% interest. The loan calls for repayment in 26 weekly payments. In October 2018, the loan was repaid with a new loan from PayPal/LoanBuilder for $81,000 to be repaid in 39 weekly payments.

EXHIBIT C
PDF of SI Website



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Invest in VIAAS

VIAAS is a cloud-based commercial subscription video surveillance solution.

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$1,000	$6,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Share:

VIAAS is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the “Excluded Sections”). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by VIAAS without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the “Issuer Profile”). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company’s Form C. Before making an investment decision, investors should review the company’s Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Company has recognized over $1.7M in revenue since inception in 2017 (unaudited).
- Strong Intellectual Property Portfolio with three issued patents and two trademarks
- Recognized in Silicon Review Magazine (Nov 2018) as one of the "50 Most Admired Companies of the Year"
- Recognized in CIO Review Magazine (Oct 2018) as "One of the 20 Most Promising Video Surveillance Solutions Providers of 2018"
- The Company has large commercial clients including the Housing Authority of Cook County.

Total Round Size: US $2,000,000

Raise Description: Seed

Minimum Investment: US $1,000 per investor

Security Type: Preferred Equity

Pre-Money Valuation: US $6,000,000

Target Minimum Raise Amount: US $350,000

Offering Type: Side by Side Offering

VIAAS is a modern alternative to antiquated commercial video surveillance systems, which have not kept up with the move to cloud-based solutions.

"VIAAS delivers professional video surveillance, cloud video storage and administration, and unparalleled value to our customers" - Matt Connolly, VIAAS President.

VIAAS is an integrated cloud-based video surveillance service provider, selling turn-key solutions to commercial customers (SMB to Enterprise) through channel partners, VARs, and systems integrators. VIAAS Video Surveillance as a Service (VSaaS) was launched in 2008 under Barracuda Networks ownership and was spun out as a new corporation (VIAAS, Inc.) in June 2017. With 10 years of experience, VIAAS is among the top VSaaS solutions in the market and holds 3 issued U.S. patents.

Traditional "CCTV" and surveillance systems have not kept up with the shift to cloud-based solutions. VIAAS is a true cloud commercial video surveillance solution, and has taken video surveillance to a new level in terms of scalability, ease of deployment, and secure cloud video storage. Simply stated, VIAAS delivers performance and value to our customers.

Video Surveillance as a Service (VSaaS) is growing at more than 22% CAGR and VIAAS believes it is well positioned to capture significant market share. The VSaaS market is projected to grow to nearly $6B by 2022. To date, VIAAS has delivered thousands of cameras to hundreds of SMB, education, government and enterprise customers throughout the U.S., Canada, and Mexico. As a VSaaS provider, VIAAS generates recurring revenue on service plans, often with gross margins greater than 80%. Many customers stay with VIAAS for many years, often adding cameras and service plans along the way. The demand for commercial video surveillance is on the rise. VIAAS believes it will capture a significant piece of that market.

Product & Service

VIAAS delivers a complete, end-to-end video surveillance solution targeted to commercial, education, and government customers. The company offers three camera models built with our patented cloud-connectivity and Bandwidth Shaping technology, and five service plans that can be mixed/matched to meet each customer's needs.

VIAAS cameras are engineered to be plug-and-play, making setup quick and easy. Each camera contains VIAAS patented technology that enables the cameras to connect directly to the VIAAS Secure Cloud without network configuration, VMS software, or other complications. All our cameras are indoor/outdoor rated, weather, and vandal resistant.

At the center of the VIAAS video surveillance solution is our patented Bandwidth Shaping technology that allows cameras to move video from operating hours. Recorded video and live streaming are available for viewing whether the user is on site or not. The entire solution was engineered to be efficient, effective, and intuitive.

The VIAAS service is browser-based, and does not require specialized software. Use any modern web browser or the VIAAS mobile app to view cameras and recorded events remotely. The beauty of VIAAS is its scalability. Customers can have as many cameras at as many locations as they like, and manage them on a single platform with no other hardware needed.

VIAAS is leading the move from old fashioned "CCTV" systems to modern, cloud-hosted video surveillance. Our customers love it!

Gallery



Dome Camera.
The VIAAS Dome Camera is indoor/outdoor rated, vandal resistant and ready to capture important events right out of the box!

Media Mentions

Team Story

VIAAS video surveillance as a service (VSaaS) was launched in 2008 under Barracuda Networks ownership and was spun out as a new corporation (VIAAS, Inc.) in June 2017. The core VIAAS team were initially employed by Third Iris, Inc. a Barracuda Networks funded startup. In 2015 Third Iris was absorbed by Barracuda Networks and the refocus on their core business and divest the Emerging Products including CudaCam. A deal was negotiated and on June 1, 2017 nearly the entire CudaCam team, including Sales, Product Management, and Engineering, left Barracuda to start work at VIAAS, Inc. The rest is history! VIAAS is now a thriving VSaaS solutions provider, operating in the United States, Canada, and Mexico. As our business grows, so will our team. Among the team members that left Barracuda Networks to begin a new chapter with VIAAS are Mike Parker, VP of Engineering, Rob Harvey, Chief Data Architect and Matt Connolly, VIAAS President.

Founders and Officers

Matthew Connolly

PRESIDENT

Matt leads VIAAS on multiple fronts, from executive leadership, business development, customer advocacy and whatever else is needed! As with many small companies, VIAAS employees wear many hats and enthusiastically tackle all challenges and opportunities!

Key Team Members

Mike Parker

VP of Engineering

Rob Harvey

Chief Data Architect

Q&A with the Founder

Can you describe your typical customer/user profile?
VIAAS serves the commercial, education and local government (city/state) markets from SMB to Enterprise. Our largest customers have hundreds of VIAAS cameras and service plans, typically spread across many locations. The value of VIAAS is its scalability for customers with multiple sites, many users and cameras. Education is currently VIAAS's strongest vertical. We are the video surveillance solution for a number of schools in the Silicon Valley, CA. A typical education customer would be a school district with 4-10 schools and a need for a common surveillance platform. Or, a national healthcare provider with offices in many states. The Housing Authority of Cook County (Chicago) has 400+ VIAAS cameras and service plans in 18 buildings around the city generating

VIAAS is a channel sales organization. We currently have more than 100 authorized resellers in the U.S. and Canada with product distribution through Synnex. In 2018 we added Synnex-Westcon as our distribution partner for Latin America, starting with Mexico. We strongly focus on partner enablement and investment to drive new customer acquisitions. It could be said that VIAAS partners are customers and their customers are end users. In short, we leverage the channel to bring new deals and end users.

VIAAS markets our solution primarily through digital media including Google AdWords (display ads and promoted search), Facebook ads, including Instagram, LinkedIn ads, and others. We drive traffic to custom pages on inbound marketing platform HubSpot. The VIAAS Inside Sales team qualifies leads and then passes them to our reseller network. VIAAS has exhibited in trade shows as well, to gain exposure and generate partner and end user leads.

What do you view as your market opportunity?
Video Surveillance offered as a Service to end-users is popularly known as VSaaS. VIAAS is currently a mature but small player in the global VSaaS market. VSaaS has only recently emerged as a high growth area within established surveillance product and service offerings. In recent years, North America commanded the largest share of the overall VSaaS market and is expected to grow at a CAGR of 26%, eclipsing growth of nearly every other surveillance category. VSaaS has become the new sweet spot for surveillance buyers and we believe VIAAS is well positioned to capitalize. The global VSaaS market is expected to grow to $5.93B by 2022.

What are the barriers to entry?
We've been selling VIAAS for 8 years. Competition is growing stronger but, the VSaaS market is growing quickly. Public perception of surveillance made it a tough sell in the past but recent events have changed that. The most difficult challenge for Cloud-VSaaS is overcoming bandwidth constraints at customer sites. VIAAS patented Bandwidth Shaping dynamically addresses that issue. To our knowledge, no other competitor has it.

Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.
Commercial video surveillance is not highly regulated. Some industries apply regulations such as FedRamp for federal contracts, HIPAA for healthcare, DoD for military projects. VIAAS is hosted on Amazon Web Services (AWS) and is compliant with its current regulatory requirements. Amazon Web Services security meets the stringent requirements for HIPAA, FedRAMP, U.S. Department of Defense (DoD), ISO 9001, 27001, 27017, 27018, and many other government and regulatory agencies. Details of their security can be found here: https://aws.amazon.com/compliance/
In terms of other security and compliance, we use HTTPS on our site and have an SSL certificates. In addition, VIAAS camera commands, settings, and media uploads use HTTPS with web sockets, which is highly secure and reliable. VIAAS user interactions are also processed using HTTPS.

Read more answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000

Maximum Raise Amount:	US $2,000,000

Key Terms

Security Type:	Preferred Equity
Pre-money valuation:	US $6,000,000
Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While VIAAS has set an overall target minimum of US $350,000 for the round, VIAAS must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to VIAAS's Form C.
Regulation CF cap:	While VIAAS is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised	If Maximum Amount Is Raised
	

● Operating Capital ● Inventory
● Sales & Marketing including new hires and ad spend

● Operating Capital ● Inventory ● Unspecified

Financial Discussion

Operations

VIAAS Inc. (a Delaware C-Corporation) is an integrated cloud-based video surveillance service provider, selling turn-key solutions to commercial customers through channel partners, VARs, and system integrators. VIAAS video surveillance as a service (VSaaS) was launched in 2008 under Barracuda Networks ownership and was spun out as a new corporation (VIAAS Inc.) in March 2017. The Company incorporated in 2017 and is headquartered in Campbell, California.

From inception to the Financial Year End, 2017, VIAAS recognized $701,455 in revenue, which cost $219,599 to produce, resulting in gross income of $481,856. Their total operating expenses for 2017 were $913,164, resulting in a total net loss of $430,823.

As of December 31, 2017, the Company had not yet commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape

The market for video surveillance as a service grew a robust 31.5% CAGR across all product types and geographic markets from 2011 through 2017. North America commanded the largest share of the overall VSaaS market and is expected to grow at a CAGR of 26%, eclipsing growth of nearly every other surveillance category. VSaaS has become the new sweet spot for surveillance buyers and we believe VIAAS is well positioned to capitalize. The overall global VSaaS market is expected to grow to $5.93B by 2022 with most rapid growth projected for N. America and APAC.

Risks and Disclosures

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company's market is competitive and additional competitors have appeared in the last two years. The Company, therefore, may face pricing pressure in obtaining and retaining their clients. The Company's does not have formal contracts with clients instead clients sign purchase orders for hardware that are fulfilled and subscriptions for the cloud software product. Their clients may be able to seek price reductions and other more favorable terms when they issue new purchase orders, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions client. This reduction in expected revenue could result in an adverse effect on their business and results of operations because of its affect on the Company's spending and budgeting plans as well as the risk of reduction of overall revenue. If they are not successful in achieving a high rate of client renewals of service plans on favorable terms, their business and results of operations could be adversely affected.

The Company depends on the performance of distributor, carriers and other resellers. The Company distributes its products through a distributor, and resellers, many of whom distribute products from competing manufacturers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. The Company has invested and will continue to invest in programs to enhance reseller sales, including improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $430,823 from its inception through December 31, 2018 Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

The Company's cash position is relatively weak. The Company currently has only $82,000 in cash balances as of August, 2018. This equates to 2-3 months of runway. The Company believes that it is able to continue extracting cash from sales and accounts receivable to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product participating in extended product evaluations and configuring the product to customer-specific needs. Long sales cycles may require the Company to incur higher sales and marketing expenses relative to volume of sales with no assurance that additional or increased sales will result, which could adversely affect its profitability. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction

The Company depends on a limited number of vendors for its hardware. We obtain these materials from a limited number of vendors, including a single source for our cameras, some of which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability. Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our solutions is sophisticated and complex, and the process for designing, development and testing our solutions is challenging. Occasionally, our design and development processes or hardware that we resell may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The Company relies heavily on our technology and intellectual property, but we may not be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of customers and to offer products that appeal to customer preferences. If we do not offer products that appeal to constumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in customer preferences. If we do not accurately predict which shifts in customer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of customer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We collect, store, process and use our customers' and other's personally identifiable information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, information security and data protection. Any cybersecurity breaches or our actual or perceived failure to comply with such legal obligations by us, or by our third-party service providers or partners, could harm our business.

We collect, store, process and use our customers' and others personally identifiable information and other data, and we rely on third parties that are not directly under our control to do so as well. While we take measures intended to protect the security, integrity and confidentiality of the personal information and other sensitive information we collect, store or transmit, we cannot guarantee that inadvertent or unauthorized use or disclosure will not occur, or that third parties will not gain unauthorized access to this information. If we were to experience a breach, disruption or failure of systems compromising our customers' data, our brand and reputation could be adversely affected, use of our products could decrease and we could be exposed to a risk of loss, litigation and regulatory proceedings. Depending on the nature of the information compromised in a data breach, disruption or other unauthorized access to our customers' data, we may also have obligations to notify customers about the incident and we may need to provide some form of remedy for the individuals affected. Such breach notification laws continue to develop and may be inconsistent across jurisdictions. Complying with these obligations could cause us to incur substantial costs and negative publicity. While we maintain insurance coverage that is designed to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise in the event we experience a security breach.

Data protection laws may be interpreted and applied inconsistently from country to country, and often impose requirements that are inconsistent with one another. In addition, because various jurisdictions have different that we seek to enter. Such laws and regulations, and the variation between jurisdictions, could subject us to elevated costs of security measures, liabilities or negative publicity that could adversely affect our business.

Regulatory scrutiny of privacy, data collection, use of data and data protection is intensifying globally, and the personal information and other data we collect, store, process and use is increasingly subject to legislation and regulations in numerous jurisdictions around the world, especially in Europe. These laws often develop in ways we cannot predict and may materially increase our cost of doing business, particularly as we expand the nature and types of products we offer. We are closely monitoring regulatory developments in this area, any actual or perceived failure by us to comply with any regulatory requirements or orders or other domestic or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against us by governmental entities or others (e.g. class action litigation), subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and adversely affect our business. In addition, we may be or become subject to data localization laws mandating that data collected in a foreign country be processed and stored only within that country. Russia adopted such a law in 2014, and it is expected that China will do so as well. If China or another country in which we have customers were to adopt a data localization law, we could be required to expand our data storage facilities there or build new ones in order to comply. The expenditure this would require, as well as costs of compliance generally, could harm our financial condition.

We must comply with extensive regulatory requirements, and the cost of such compliance, and any failure to comply, may adversely affect our business, financial condition and results of operations. In our current business and as we expand into new markets and product categories, we must comply with a wide variety of laws, regulations, standards and other requirements governing, among other things, electrical safety, wireless emissions, health and safety, e-commerce, consumer protection, export and import requirements, product-related energy consumption, packaging, recycling and environmental matters. Compliance with these laws, regulations, standards and other requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Our products may require regulatory approvals or satisfaction of other regulatory concerns in the various jurisdictions in which they are manufactured, sold or both. These requirements create procurement and design challenges that require us to incur additional costs identifying suppliers and manufacturers who can obtain and produce compliant materials, parts and products. Failure to comply with such requirements can subject us to liability, additional costs and reputational harm and, in extreme cases, force us to recall products or prevent us from selling our products in certain jurisdictions. If there is a new regulation, or change to an existing regulation, that significantly increases our costs of manufacturing or causes us to significantly alter the way that we manufacture our products, this would have a material adverse effect on our business, financial condition and results of operations. Additionally, while we have implemented policies and procedures designed to ensure compliance with applicable laws and regulations, there can be no assurance that our employees, contractors

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and customer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results

A significant disruption in our websites, servers or information technology systems, or those of our third-party partners, or flaws or other vulnerabilities in our products, could impair our customers' viewing experience or otherwise adversely affect our customers, damage our reputation and harm our business. As a customer electronics company, our website and mobile app are important presentations of our business, identity and brand, and an important means of interacting with, and providing information to, consumers of our products. We depend on our servers and centralized information technology systems, and those of third parties, for product functionality and to store intellectual property, forecast our business, maintain financial records, manage operations and inventory and operate other critical functions. Accordingly, we rely heavily on the accuracy, capacity and security of both our information technology systems and those of third parties. We allocate significant resources to maintaining our information technology systems and deploying network security, data encryption, training and other measures to protect against unauthorized access or misuse. Nevertheless, our failures, computer viruses, hacking attacks, telecommunication failures, user error, malfeasance, system upgrades, integration or migration, and other foreseeable and unforeseeable events. All of our products are connected to the internet and receive periodic software updates from our servers and it is possible that such servers could be compromised, resulting in the delivery of malicious code, severely hampering product functionality. System failures and disruptions could impede the manufacturing and shipping of products, delivery of online services, functionality of our products, transactions processing and financial reporting, and could result in the loss of intellectual property or data, require substantial repair costs and damage our reputation and business relationships. Such failures and disruptions could therefore adversely affect our reputation, competitive position, financial condition and results of operations.

For example, we use Amazon Web Services, or AWS, to maintain the interconnectivity of our mobile app to our servers and those of the streaming services that our customers access to enjoy our products. Our brand, reputation and ability to retain and attract new customers depend on the reliable performance of our technology and cloud-based content delivery. Because AWS runs its own platform that we access, we are vulnerable to both system-wide and VIAAS-specific service outages at AWS. Our access to AWS' infrastructure could be limited by a number of potential causes, including technical failures, natural disasters, fraud or security attacks that we cannot predict or prevent. If we were to experience an AWS service interruption, or if the security of the AWS infrastructure were compromised or believed to have been compromised, our ability to serve our customers and our reputation with current and potential customers would be negatively impacted.

Additionally, our products may contain flaws that make them susceptible to unauthorized access or use. While we devote significant resources to address and eliminate flaws and other vulnerabilities in our products, there can be no assurance that our products will not be compromised in the future. Any such flaws or vulnerabilities, whether actual or merely potential, could harm our reputation, competitive position, financial condition and results of operations.

Changes in how network operators manage data that travel across their networks or in net neutrality rules could harm our business. Our business relies in part upon the ability of consumers to access high-quality streaming content through the internet. As a result, the growth of our business depends partially on our customers' ability to obtain low-cost, high-speed internet access, which relies in part on network operators' continued willingness to upgrade and maintain their equipment as needed to sustain a robust internet infrastructure, as well as their continued willingness to preserve the open and interconnected nature of the internet. We exercise no control over network operators, which makes us vulnerable to any errors, interruptions or delays in their operations. Any material disruption in internet services could harm our business. To the extent that the number of internet users continues to increase, network congestion could adversely affect the reliability of our platform. We may also face increased costs of doing business if network operators engage in discriminatory practices with respect to streamed video content in an effort to monetize access to their networks by users. In the past, internet service providers, or ISPs, have attempted to implement usage-based pricing, bandwidth caps and traffic shaping or could be impaired, which would harm our business. On December 14, 2017, the Federal Communications Commission announced that it was repealing the net neutrality rules adopted in 2015. Net neutrality rules were designed to ensure that all online content is treated the same by ISPs and other companies that provide broadband services. The repeal of the net neutrality rules could force us to incur greater operating expenses, cause our streaming partners to seek to shift costs to us or result in a decrease in the streaming-based usage of our platform by our customers, any of which would harm our results of operations.

Product quality issues and a higher-than-expected number of warranty claims or returns could harm our business and operating results. The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the hardware and software we sell, which could result in product recalls, product redesign efforts, loss of revenue, reputational damage and significant warranty and other remediation expenses. Any such defect could result in harm to property or in personal injury. If we determine that a product does not meet product quality standards or may contain a defect, the launch of such product could be delayed until we remedy the quality issue or defect. The costs associated with any protracted delay necessary to remedy a quality issue or defect in a new product could be substantial. We generally provide a one-year warranty on all of our products. The occurrence of any material defects in our products could expose us to liability for damages and warranty claims in excess of our current reserves, and we could incur significant costs to correct any defects, warranty claims or other problems. In addition, if any of our product designs are defective or are alleged to be defective, we may be required to participate in a recall campaign. In part due to the terms of our warranty policy, any failure rate of our products that exceeds our expectations may result in unanticipated losses. Any negative publicity related to the perceived quality of our products could affect our brand image and decrease retailer, distributor and consumer confidence and demand, which could adversely affect our operating results and financial condition. Further, accidental damage coverage and extended warranties are regulated in the United States at the state level and are treated differently within each state. Additionally, outside the United States, regulations for extended warranties and accidental damage vary from country to country. Changes in interpretation of the regulations concerning extended warranties and accidental damage coverage on a federal, state, local or international level may cause us to incur costs or have additional regulatory requirements to meet in the future in order to continue to offer our support services. Our failure to comply with past, present and future similar laws could result in reduced sales of our products, reputational damage, penalties and other sanctions, which could harm our business and financial condition.

Natural disasters, geopolitical unrest, war, terrorism, public health issues or other catastrophic events could disrupt the supply, delivery or demand of products, which could negatively affect our operations and performance. We are subject to the risk of disruption by earthquakes, floods and other natural disasters, fire, power shortages, geopolitical unrest, war, terrorist attacks and other hostile acts, public health issues, epidemics or pandemics and other events beyond our control and the control of the third parties on which we depend. Any of these catastrophic events, whether in the United States or abroad, may have a make it difficult or impossible for us to deliver products to our customers. Further, our headquarters are located in Campbell, California, in a seismically active region. Any catastrophic event that occurred near our headquarters could impose significant damage to our ability to conduct our business and could require substantial recovery time, which could have an adverse effect on our business, operating results and financial condition.

The loss of one or more of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could harm our business. We depend on the continued services and performance of our key personnel. The loss of key personnel, including key members of management as well as our product development, marketing, sales and technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business. In addition, the loss of key personnel in our finance and accounting departments could harm our internal controls, financial reporting capability and capacity to forecast and plan for future growth. As we become a more mature company, we may find our recruiting efforts more challenging. The equity incentives we currently use to attract, retain and motivate employees may not be as effective as in the past. In particular, we rely heavily on equity incentives to attract and retain employees, and if the value of the underlying common stock does not grow commensurate with expectations, we may not be able to effectively recruit new employees and we may risk losing existing employees. If we do not succeed in attracting, hiring and integrating high-quality personnel, or in retaining and motivating existing personnel, we may be unable to grow effectively and our financial condition may be harmed.

The CEO, Matthew James Connolly, owns 95% of the Company and could exhibit significant control and influence over the ongoing operations. As a result, he is solely responsible for making critical decisions for the Company, such as whether to raise money and whether to enter into important strategic transactions. Matthew has the ability to control the outcome of all matters submitted to the Company for approval, including the election, removal, and replacement of Directors, and any merger, consolidation, or sale of all or substantially all of the Company's assets.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the Company has incurred losses from inception of approximately $430,823 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment

The company currently has approximately $38,000 in secured debt as of November 1, 2018. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is personally guaranteed by the Founder, Matthew Connolly. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

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Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in VIAAS

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until procedures are completed, your money will be transferred from the escrow account to VIAAS in exchange for your securities. At that point, you will be a proud owner in VIAAS.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or passport

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, VIAAS has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances, a

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a

with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now VIAAS does not plan to list these securities on a national exchange or another secondary market. At some point VIAAS may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when VIAAS either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is VIAAS's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the VIAAS's Form C. The Form C includes important details about VIAAS's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



2018 Investor Deck

Cloud-based
Commercial Subscription
Video Surveillance Solution



Prepare. Protect. Prevent.



This Presentation contains "forward-looking statements." These forward-looking statements include, but are not limited to, statements about the Company's plans, objectives, expectations and intentions and the pro forma financial information. These forward-looking statements involve known and unknown risks and uncertainties that could cause actual results or achievements to differ materially from those expressed or implied by the forward-looking statements. One should not place undue reliance on these forward-looking statements, which reflect the Company's management's view only as of the date of this Presentation. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results or achievements. The Company undertakes no obligation to update any of the forward-looking statements after the date of this Presentation to conform them to actual results.

Nothing contained in this Presentation should be considered an offer of securities. Any offer of securities will be pursuant to a disclosure document and subscription agreement.

Problem

Commercial Video Surveillance is Lagging

Old commercial video surveillance technology is clunky and expensive, with limits on video storage, cameras, sites & users. Requires DVR's, NVR's, Encoders, Software, and Contracts.



Video Intelligence As A Service

Prepare. Protect. Prevent.™


Connect


Mount


View

- VSaaS: Video Surveillance as a Service
- Subscription-based, recurring revenue
- Complete Cloud-based Solution
- Rapidly Growing Market
- Strong IP: 3 Issued U.S. Patents
- Sticky Product
- Experienced Team
- The Mobile Phone Model: For Video Surveillance!

VIAAS

Intuitive User Interface

View from any Browser
Or VIAAS Mobile App


viaas.com | Barracuda Ne
VIAAS (Video Intelligence
Secure
https://viaas.com/service/cb2/
VIAAS
Locations
ARB
ATL
ATL - Back Door
ATL - Back Hall
ATL - Front Door
ATL - Sales Exit
ATL - Sales NE
ATL - Sales SE
ATL - Sales SW
ATL - ServerRoom
ATL - Support 1
ATL - Support 2
BLR
BLR - Entry
BLR - LAB_1
BLR - LAB_2
BLR - Workstations
FAT
HQ
INN
INT
JP
RHV
SCL
UK
Vandell
Z Dead Cameras
Z Spare Cameras
Shared Groups
Lunchrooms
My Groups
All Cameras
12:08:02 PM EDT
© 2008 - 2018 VIAAS, Inc. All rights reserved.

VIAAS

Solution

Simplicity
Power
Affordability
Reliability

1 = ∞

Account — Cameras, Sites & Users

IntelEvents™



Bandwidth Shaping™


MicroSD
Memory Card

Bandwidth Management is one of the biggest obstacles to VSaaS. VIAAS owns strong IP that resolves the issue.


No DVR's/NVR's
No Contracts
No Software
No Servers
No Headaches

VIAAS

Target Markets and Opportunities



140K
Prospects



■ Commercial (SMB)
■ Enterprise
■ Education
■ State, Local, Municipal
■ Other

$5.9B
Market Size[1]

VIAAS uniquely positioned to capitalize on the demand for cloud-connected video
with patented Bandwidth Shaping, IntelEvents, unlimited cameras, users and sites in a single account.

VSaaS is Growing at >26% CAGR.
N. America is expected to grow at a CAGR of 26%, which eclipses growth of nearly every other surveillance category.

[1] Source: Markets & Markets: Video Surveillance as a Service Market Through 2022

Exit Strategy

- **Acquisition by a large competitor in 24-36 months.**
- **Significant growth and IP leverage for ~1-2% ($60M-$120M) market share in 36-48 months.**

Enterprise Video Security Company Verkada Raises $15M in Series A Funding

JCI / Tyco Security Acquires Smartvue

Motorola Solutions Completes Acquisition of Avigilon

Netgear plan IPO for Arlo Camera Business

Canon Acquires Briefcam

Arecont Acquired by Costar

Amazon buys startup Ring in $1 Billion Deal

Canon Offers $2.8B for Network Video Camera Maker Axis

Hellman and Friedman Take Controlling Interest in SimpliSafe Deal Valued at $1 Billion

Amazon just bought Blink, a startup that makes wireless security cameras

Canon Buys Milestone Systems To Build Its Video Surveillance Business

Global Video Surveillance

Market is
over $36B

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

VIAAS

Partners and Resources

Revenue

Reseller Network





Authorized Reseller

Preferred Reseller

Premier Reseller



Synnex is VIAAS U.S. distribution partner and brings thousands of resellers including CDW, SHI and others to us with sales opportunities.

Synnex-Westcon is VIAAS value added distribution partner in Latin America and will accelerate sales throughout the region.

Suppliers

HikVision is one of the world's largest manufacturers of surveillance cameras and is VIAAS OEM supplier, delivering branded cameras for our customers



AWS has been VIAAS cloud services provider since 2008, when the company was founded. They provide reliable, cost-effective Cloud to VIAAS.



Services

Tri-Net is VIAAS one-stop shop for Benefits, Payroll and HR services. They allow us to focus on our business.



Rimon Law provides VIAAS corporate legal services and assists with governance, guidance and required filings.



Skiermont-Derby, LLP: VIAAS has three issued U.S. patents that we believe are widely infringed upon. S-D is our legal partner to pursue license revenue from competitors.



Business Model and Revenue Sources

VSaaS is sold through a network of more than 100 resellers and distribution partners in the U.S., Canada and Mexico.



VIAAS offers a simple, streamlined purchase and deployment process to customers.



Hardware Sales
We Sell Cameras.



Service Plan Sales & Renewals
This is WHY we Sell Cameras



IP Licensing
Additional Revenue and Competitive Leverage



Business Model and Revenue Sources

(Continued)

Product and Service Prices, Gross Margin (GM), and Discounted Margin (DM)

Cameras


VIAAS

Mini Dome
Cost $88
MSRP Price: $279
GM: $191.00 (68%),
DM: $133 (60%)


VIAAS

Dome
Cost: $154
MSRP Price: $399
GM: $245 (61%)
DM: $165 (52%)


VIAAS

Bullet
Cost: $152
MSRP Price: $339
GM: $187 (55%)
DM: $119 (44%)

1-Year Service Plans (per camera) Recurring Revenue for Years

Service Plan	VIAAS Cost	MSRP Price	GM $ / %	DM $ / %
Live View	$18.00	$39.00	$21.00/54%	$13.00/42%
Local Plus	$30.00	$99.00	$68.00/69%	$49.00/62%
Deluxe	$31.00	$139.00	$107.00/77%	$80.00/72%
Premium	$38.00	$239.00	$201.00/84%	$153.00/80%
Professional	$43.00	$299.00	$256.00/86%	$196.00/82%

NOTE: GM on plans with 60, 90, 180 or more days of storage average ~88% and DM ~85%

These statements have not been audited and reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual resul ts to differ materially. They are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Traction

- 10 Years Product Development
- 3 Issued U.S. Patents
- >30 Schools in the San Francisco Bay Area
- $1.3M Revenue (TTM – as of 10/1/18)

Recent Awards



CIO Review
20 Most Promising Video
Surveillance Providers 2018



The Silicon Review
Top 50 Most Admired
Companies of the Year

VIAAS

Financial Projections – Rev, Exp, Profit


28.1
18.8
9.4
0.
-9.4
$1.2M
$1.8M
($637K)
$2.6M
$2.1M
$484K
$5.2M
$3.5M
$1.7M
$10.3M
$7.4M
$3M
$22.9M
$16.5M
$6.4M
FY18
FY19
FY20
FY21
FY22

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual r esults to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not r epresent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assu mes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Team Key Roles



Matt Connolly
President

- Co-Founder in multiple start-ups
- Successful exits: address.com acquired by whitepages.com, Quatrotec acquired by Alien Technology
- Formed VIAAS as a spinout from Barracuda Networks
- Highly skilled in business operations from start-up to exit.
- 20+ years surveillance experience
- 15 years with AT&T in roles including Investigations Manager
- BA in Business Administration (Summa Cum Laude) from National University





Michael Parker
VP, Engineering

- **30+ years digital imaging with Adobe and others**
- **Eight years VSaaS product development and commercialization with Third Iris, Barracuda Networks and VIAAS**
- Broad engineering management and product management experience in software, embedded systems, and semiconductors
- Passionate about the customer experience





Rob Harvey
Chief Architect

- **10 years surveillance in cloud computing and big data**
- **Pragmatic, progressive, obsessed with scaling, reliability, and refactoring**
- Software Architect and Engineer



George Arzate
Director, LATAM Sales

- **Business Management and Accounting background**
- **Over 35 years experience in IT distribution, international sales & marketing**
- Extensive experience in IT marketing and sales in Mexico, starting in 2006
- In 2014 launched the CCTV video surveillance company TIGERVISION, where he successfully established distribution channels throughout Mexico targeting small to mid-sized customers



Mentors – No Equity Position in VIAAS

Michael Perone
345 Partners

- **Co-founded Barracuda Networks (NYSE: CUDA) in 2003**
- Co-founder/President of Adress.com (acquired by WhitePages.com)
- Co-founded Spinway Inc. (acquired by Kmart Corporation
- Co-founded Affinity Path, a private-label ISP
- Held systems engineering positions with GE Aerospace
- In 2007, received "Technology Entrepreneur of the Year for Northern California" from by Ernst & Young

David Faugno
345 Partners

- **Served as CFO at Barracuda Networks (NYSE: CUDA) from 2006 through 2016, where he led the acquisitions of several companies, as well as Barracuda's 2013 IPO**
- **2013 Silicon Valley Business Journal CFO of the Year**
- **Served as Senior Director of Corporate Finance – M&A at Cisco Systems**
- Joined Cisco via the acquisition of Actona Technologies, which he led as CFO and COO
- Eight years at AT&T in both Sales and Finance roles, including 4 years in London in sales operations and as CFO of the AT&T Europe, Middle East, and Africa region
- 2012 Francisco Partners portfolio CFO of the Year
- Graduate of Rutgers University
- Holds an MBA from Duke University

Dave Withers
Entrepreneur, Investor, & Advisor

- **Veteran of multiple successful startups**
- **20 year track record of identifying disruptive technologies and executing successful exits**
- **Most recently served as VP of Technology for Global Platform Engineering at Dell/EMC**
- Joined Dell/EMC via the acquisition of Renasar Technologies, where he was CEO and co-founder
- Served as COO at Nebula
- Served as the Senior Director of Business Development at Isilon Systems lleading up to a successful IPO and acquisition by EMC for $2.2 billion
- Served as Regional Director for PolyServe (acquired by HP)
- Holds an MBA in Finance from NYU, and a BS in Decision and Information Sciences from Santa Clara University
- Serves on the Board of the Directors of the Boys & Girls Clubs of Silicon Valley

Marc Wolfe
Switch9 Digital Media

- **Formerly VP of Marketing at Barracuda Networks**
- **Founded Switch9, which designs and develops marketing automation technology**
- **Switch9 provides online and offline marketing expertise and services to a select portfolio of emerging technology solution partners**
- VP of Marketing at startup Opensense
- Holds degree in Mass Communications and Media Studies from Arizona State University
- Licensed private pilot

Competitive Landscape

Competitors	How VIAAS is Better
Cisco-Meraki	IP, Price, Selection, Cloud Storage
EagleEye Networks	No Appliance Required, No Camera Limits
Verkada	Price, Selection, Channel, Maturity
SmartVue	IP, Pure Cloud Solution
Manything	IP, End to End Solution, Scalability
iVideon	IP, U.S. Sales Channel

This figure represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

VIAAS

Funding Use

- Expand marketing
- Add sales resources
- Incentives for Channel
- Accelerate patent licensing
- Operating capital
- Target 3X-4X increase in revenues in 12-24 months



50%
Sales & Marketing
• Increase Ad/Marketing Spend
• New hires for Inside Sales, Channel Management
• Channel Incentives
25%
Inventory
25%
Operating Capital

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertai nties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

VIAAS

Thank You

VIAAS

Prepare. Protect. Prevent.

EXHIBIT E
Video Transcript

Exhibit E – Video Transcript

Title: VIAAS
Link: https://www.youtube.com/watch?v=mdVN3uaones

00:00: [Music]

00:02: Video surveillance is an important component for every business and school, because bad things happen: break-ins, fights, theft, slips and falls. Maybe you already have surveillance in place but are faced with the challenges of a clunky, antiquated solution, like the DVR needing more storage, expanding coverage, or failing equipment.

00:28: What if there were a complete solution? No NVR, no DVR, no VMS licenses, or video management software. Well we've got great news! It's VIAAS, formerly CudaCam, by Barracuda Networks. VIAAS delivers a simple, secure, and scalable solution for large and small commercial applications.

00:51: Contact us today and let VIAAS simplify your video surveillance needs.

00:55: [Music]